Exhibit 99.1

NICE Launches NICE Inform Intelligence Center, An Automated Public
Safety Data Analytics and Visualization Solution

 NICE Inform Elite, to be demonstrated at APCO 2018, makes it easy to address and identify issues that can negatively impact PSAP operational performance

Hoboken, N.J., August 1, 2018 – NICE (Nasdaq: NICE) announced today the launch of the NICE Inform Intelligence Center, a public safety data analytics and visualization solution that presents PSAPs (Public Safety Answering Points) with actionable information and performance metrics to better understand underlying issues so they can continuously improve operational performance. NICE will be demonstrating the Intelligence Center at Booth #529 at the APCO 2018 Annual Conference & Expo in Las Vegas, Nevada, August 5-8. The NICE Inform Intelligence Center builds on the already-powerful capabilities of NICE Inform Elite.

Chris Wooten, Executive Vice President, NICE, said, “Today, PSAP managers have to pull data from lots of different systems to compile metrics, and for all the manual effort, they still lack the in-depth insight needed to make real operational improvements. Now for the first time ever, with the introduction of the NICE Inform Intelligence Center, PSAPs have a single automated solution for compiling and tracking critical PSAP performance metrics. Metrics are continuously updated and presented on highly-intuitive dashboards, with drill-through links to underlying audio recordings for context. No other solution can provide that.”

The NICE Inform Intelligence Center puts powerful near real-time analytical tools within reach of PSAP managers, making it easy to identify, understand, and address the factors that drive operational performance. Leveraging GIS mapping, and data from Computer Aided Dispatch (CAD) and the NICE Inform Elite (multi-media recording) system, the NICE Inform Intelligence Center generates unprecedented insight into daily emergency communication center operations, illuminating problems that can impact service before they get out of hand. It breaks down the barriers of bringing together, analyzing and acting on operational, phone, radio, CAD and quality metrics – empowering PSAPs with a single view of the truth.

Web-based dashboards provide up-to-the-minute snapshots of key performance metrics that PSAP managers can use to gauge operational performance and improve service levels. Information is presented in easily digestible charts, graphs and maps, viewable on smartphones, tablets, desktops and wallboards.

Managers can easily spot trends and outliers, and better understand what’s driving them. Having this level of detailed insight is especially critical for high priority calls (such as cardiac arrests, active shooter, or domestic violence incidents) where every second counts. For example, if an agency is not meeting targeted response levels for critical incidents, managers can review various statistics, and then drill down into the underlying data and review the 911 audio recordings to understand the root causes.

Managers can also quickly pinpoint and visualize calls related to a large-scale police, fire or EMS incident, and see what types of incidents are occurring where. Additionally, they can use the Intelligence Center’s word clouds to drill down to incidents where specific words (for example, shooting or bomb) appeared in the CAD comments field.

Key performance indicators can also be projected onto an emergency communications center wallboard, empowering call takers and managers with up-to-the-minute information on how quickly calls are being answered, if calls are being abandoned, along with the most frequent incident types and locations, recent quality assurance scores, and more.

The City of Westminster (CO) Police Department is the first agency to use the new solution. F. Russell Bowers, ENP, Public Safety Communications Administrator, City of Westminster (CO) Police Department, said: “Our agency prides itself on being on the leading-edge of technology and we find the new NICE Inform Intelligence Center really exciting. It’s giving us access to performance metrics that weren’t previously available, enabling us to develop much greater insights into our call volume, and even helping us pinpoint what’s happening where from a crime perspective. NICE has done a really great job of simplifying the way we gather and distill performance metrics and other information, so we can do a better job serving the public.”

The NICE Inform Intelligence Center comes with several pre-built dashboards that are easily customizable, including:

•	911 Summary: Shows top level metrics on 911 call types, how quickly 911 calls are being answered and dispatched, how quickly first responders are arriving on scene, and more.
•	Call Durations: Shows how efficiently 911 call takers are handling various types of incidents, with the ability to drill down to data and voice recordings to troubleshoot problems.
•
Time-to-Enter: Displays average ‘Time-to-enter’ (how quickly call takers can process different types of calls and transfer them for dispatch), with the ability to drill down to individual call taker metrics and voice recordings.

•	Time-to-Dispatch: Displays average ‘Time-to-dispatch’ (how quickly calls are dispatched), with the ability to isolate and understand the impact of incident types, priorities, individuals.
•	Time-to-On-Scene: Displays average ‘Time-to-on-scene’ (defined as the time from when the 911 call comes in to the first responder arrives on scene), with the ability to identify contributing factors.
•
Radio Transmissions: Shows radio transmission volumes and trends by talk-group, plus the ability to analyze and identify longer transmissions.
Incident Investigation: Provides insight into the volumes and types of incidents handled by the PSAP, with the ability to view and drill down to incidents and voice recordings from maps and word clouds.

•	Public Non-Emergency Call Summary: Shows the percentage of calls that are emergency vs. non-emergency so managers can develop contingency plans for offloading non-emergency calls.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-44425, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.